Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

C&J ENERGY SERVICES, INC.

Q3-2014 EARNINGS CALL

TRASCRIPT

Moderator: Danielle Foley

Event Date: October 30, 2014

Event Time: 10:00 a.m. ET

Operator:	Good morning and welcome to the third quarter 2014 C & J Energy Services earnings conference call.

With us today are Josh Comstock, Chairman and Chief Executive Officer; Randy McMullen, Chief Financial Officer, and other members of the senior management team.

After the speakers’ opening remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number one on your telephone keypad. If you would like to withdraw your question please press the pound key on your telephone keypad

As a reminder, ladies and gentlemen, this call is being recorded and your participation implies consent to our recording of this call. If you don’t agree with these terms please disconnect at this time.

Thank you. I would now like to turn the call over to Danielle Foley, associate General Counsel. Please go ahead.

Danielle Foley:	Good morning, everyone, and thank you for joining us on this call to discuss C&J Energy Services’ third quarter results for 2014. Before we get started, I’d like to direct your attention to the forward-looking statements disclaimer contained in the news release that C&J put out yesterday afternoon. A copy of the release is available on the Company’s website at www.CJEnergy.com.

In summary, the cautionary note states that information provided in the news release and on this conference call that speaks to the Company’s expectations or predictions of the future are considered forward-looking statements, intended to be covered by the Safe Harbor provision under the federal securities laws.

Although these forward-looking statements reflect management’s current views and assumptions regarding future events, future business conditions and outlook based on current available information, these forward-looking statements are subject to certain risks and uncertainties —some of which are beyond the Company’s control—that could impact the Company’s operations and financial results, and cause C&J’s actual results to differ materially from those expressed in or implied by these statements.

I refer you to C&J’s disclosures regarding risk factors and forward-looking statements in its filings with the SEC for a discussion of the known material factors that could cause our actual results to differ materially from those indicated or implied by such forward-looking statements. Please note that the Company undertakes no obligation to publicly update or revise any forward-looking statements and as such these statements speak only as of the date they were made.

As a reminder, today’s call is being webcast live and a replay will be available on C&J’s website. Please note that information relayed on this call speaks only as of today, October 30, 2014, so any time sensitive information may no longer be accurate at the time of replay.

Finally, on June 25, 2014, we entered into an agreement to combine C&J with the Completion and Production Services business of Nabors Industries. During today’s call, we will comment on the pending transaction. Please note that our communication today does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval.

With that I’d like to turn the call over to Josh Comstock, Founder, CEO and Chairman of C&J Energy Services.

Josh Comstock:	Good morning, everyone. We appreciate you joining us for our third quarter 2014 earnings conference call. With me today are Randy McMullen, our President and Chief Financial Officer, and Don Gawick, our Chief Operating Officer. This call will follow our customary format – first, I will review our third quarter achievements, after which Randy will discuss our financial results in more detail.

I am very pleased with our third quarter results and our overall performance over the course of this year. We delivered record quarterly revenue of $440 million, growing our prior record from the second quarter by 20% and delivering a 40% increase over the first nine months of 2013. We also significantly increased Adjusted EBITDA over the prior quarter and our gross margin increased 116 basis points sequentially coming in at 28.3%. These improvements were driven by a tremendous performance across our core service lines. We executed well and continued to build on the surging momentum in completion activity that we began to experience early in the year. Our results also benefited from our ability to quickly deploy new equipment across our operations to meet strong demand for our services as we gained market share and expanded our customer base through targeted sales efforts.

Revenue from our hydraulic fracturing operations increased 23% sequentially, primarily due to higher activity levels driven by greater service intensity. Our results also benefited from spot pricing improvement for our non-dedicated fleets, which was driven in part by increases in service rates. We executed the large volume of work with operational excellence and efficiency, while adding 80,000 incremental hydraulic horsepower to take advantage of rising customer demand. As we have highlighted before, one of the many benefits of our in-house manufacturing capabilities is being able to quickly respond to changes in market conditions and customer demand, which we believe provides us with a competitive advantage. Even with consistently high utilization levels and significant increases in the amount of consumables required by the service intensive work, we did not encounter any notable job delays related to the delivery of sand or other required materials, which is a testament to the steps we have implemented to manage our procurement process. We also made great progress in managing input costs and we have taken certain actions to get ahead of any potential cost increases going forward.

Our wireline operations, which include our pumpdown services, also delivered a double-digit percentage increase with revenue improving 21% quarter over quarter in line with the aggressive growth of this business. We grew our wireline and pressure pumping operations, deploying incremental equipment to strengthen our presence and gain market share in key, highly active basins. Our results also benefitted from a full quarter’s contribution from Tiger Cased Hole Services, a leading provider of cased-hole wireline services on the West Coast that we acquired on May 30, 2014. We have successfully integrated Tiger into our company, and Tiger has continued to steadily grow its business, delivering record revenue in September. Additionally, during the quarter, we opened our first office in Wyoming, where we are now offering wireline, as well as our directional drilling services, which I will discuss more in a moment.

Over the quarter, our coiled tubing business gained market share in our newer operating regions, where the increase in service-intensive completion activity has continued to drive demand for our high capacity coiled tubing units.

In our international operations, we are continuing to provide coiled tubing services in Saudi Arabia under our first international contract, which we entered into earlier this year. To date, we have performed several complex and technically demanding projects, and we are proud of our performance and the exceptional feedback we have received from our customer. We continue to be optimistic about the significant potential we see in this emerging market and our prospects there as we move into 2015.

Moving to our Research and Technology division, over the past year we have talked a lot about our focus on developing innovative, fit-for-purpose solutions designed to reduce costs, increase completion efficiencies, enhance our service capabilities and add value to our customers. During the third quarter we further advanced several new products, a few of which we are ready to share with you today. I’m excited about our proprietary perforating gun system, which is now being used in our wireline operations and is the result of a collaborative effort between our operations and technology teams. We believe these perforating guns will enhance the quality, reliability and safety of our wireline operations and we are manufacturing them in-house, which is expected to generate significant cost savings starting in 2015. The field testing of new models of our drilling motors has also yielded encouraging results and we expect to roll these out during the fourth quarter.

As previously discussed, we have taken a multi-faceted, integrated approach to developing our directional drilling capabilities. Our directional drilling services line, which we introduced to customers as a new service offering during the second quarter, is using our proprietary drilling motors. We began manufacturing these drilling motors in-house and leasing them to third-party customers early in the year, building on the technology that we acquired in April of 2013. Over time our directional drilling services line will exclusively use our downhole tools and directional drilling technology, and we are confident that our products will deliver significant efficiencies and value to our customers. Although this business is still in the early stages, we are now offering directional drilling services to customers in Wyoming, North Dakota and Utah as well as in Texas. Customer feedback has been positive and we intend to continue investing in the growth of this business.

Continuing on the R&T front, and without giving away too much detail, we are also working on innovations around optimizing well performance through enhancing our fracturing services while capturing cost savings. We are in the testing stage of this new fracturing technology and hope to share more with you soon. I am very proud of our Research & Technology division and the speed with which we can develop and implement new technologies. We also think the level of collaboration and discussion amongst our operations, technology and equipment manufacturing divisions is impressive and a testament to our vertical integration strategy. Our equipment manufacturing division provides another platform to integrate our strategic initiatives, implement technological developments and enhancements and capture additional cost savings. We will continue to make further investments in technological advancement, confident that our efforts will yield significant returns and meaningful cost savings to us over the long term. And, given the pending transaction with Nabors, I believe it is worth emphasizing that the benefits expected to be provided by our strategic initiatives are scalable.

And on that note, before I hand the call over to Randy, here is a quick update on the status of our pending transaction with Nabors’ Completion and Production Services business. We worked with Nabors to prepare a Form S-4 registration statement, which includes a preliminary proxy statement of C&J for the required stockholder vote approving the transaction. Nabors’ subsidiary, Nabors Red Lion Limited, filed the S-4 with the SEC at the end of September and we are now in the SEC review process. Our integration efforts are progressing nicely and we look forward to welcoming our new employees into the C&J family. Closing this transaction is high on our agenda, and we are focused on positioning the company to capture synergies, create value and maximize the expanded asset base that we will gain through this transaction. We continue to work towards closing by year-end; which remains subject to timely completion of the SEC’s review of the S-4 and other customary closing conditions. The purchase price to be paid to Nabors was valued at approximately $2.86 billion at the time of signing the merger agreement, consisting of approximately $938 million in cash and a 62.5 million common shares of the New C&J, which was valued based on the 30-dollar and 76-cent 45-day volume weighted average price for C&J’s common stock at the time of signing the agreement. Neither the number of common shares nor the cash consideration is subject to adjustment. Accordingly, this currently implies a purchase price value of $2.12 billion, based on yesterday’s closing price for C&J’s common stock.

I will now turn the call over to Randy to run through our third quarter results in more detail.

Randy McMullen:	Thanks, Josh. Good morning everyone.

As Josh noted, we are pleased to post record revenue of $440.0 million for the third quarter of 2014, representing a 20% increase over the second quarter. Adjusted Net Income increased 69% to $26.5 million, representing $0.47 of earnings per diluted share, compared to Adjusted Net Income of $15.7 million, or $0.28 per diluted share for the second quarter of 2014. Third quarter Adjusted EBITDA of $75.2 million rose 42% compared to $53.0 million for the prior quarter, and Adjusted EBITDA margin increased to 17.1% in the third quarter, compared to 14.4% in the second quarter. Our improved results were driven by robust utilization levels and strong growth, particularly in our hydraulic fracturing and wireline businesses. The further strengthening of service-intensive completion activity in our primary operating areas drove demand for our services, and we expanded market share as we added equipment across our core service lines.

Revenue from our hydraulic fracturing operations increased 23% quarter-over-quarter to $273.1 million, accounting for approximately 62% of our overall third quarter revenue. This growth was primarily due to higher activity levels and a service-intensive job mix. We also benefited from the deployment of 40,000 incremental hydraulic horsepower in July and an additional 40,000 hydraulic horsepower in September. As Josh mentioned, immediately after taking delivery of the equipment, we were able to utilize it to take advantage of strong customer demand. In addition to extremely high utilization and service intensity levels, we also experienced improved pricing for our services in the spot market and we were able to more effectively manage our input costs. Capitalizing on this momentum, we exited the quarter with record revenue and improving margins for September.

Our wireline operations grew revenue 21% quarter-over-quarter to $113.2 million, contributing approximately 26% of our overall third quarter revenue, and also delivered improved EBITDA margins over the prior quarter. These results include revenue of $25.4 million from our pumpdown operations, which has continued to generate strong revenue growth and EBITDA margins. Revenue increased primarily due to higher activity levels and our performance was bolstered by the addition of new equipment that was immediately put to work at strong utilization levels. We also realized a full quarter impact from Tiger Cased Hole Services, whose contribution included a record revenue month in September.

Looking at our coiled tubing operations, revenue increased 4% quarter-over-quarter to $44.7 million, making up 10% of our total revenue for the third quarter. We experienced an uptick in activity levels towards the latter part of the quarter, after a relatively flat start coming out of the second quarter. We also strengthened our operations in newer regions, which contributed to improved utilization in this division.

Our equipment manufacturing business contributed $1.7 million of third-party revenue. One of the major benefits of our in-house manufacturing capabilities is the ability to minimize our equipment costs and we have captured approximately $65.4 million of cash flow savings since acquiring Total Equipment for just $27.2 million in April 2011. We also gain significant value from being able to control the specifications and delivery schedules of new equipment, which allows us to timely respond to changes in market conditions and customer demand. This provides a strong competitive advantage, particularly in the current market.

Shifting to gross margin, we delivered third quarter gross margin of 28.3%, increasing 116 basis points over the prior quarter.

In line with our expectations, SG&A costs increased slightly quarter-over-quarter to $46.2 million, excluding $4.4 million of pre-tax transaction costs, and R&D expense came in relatively flat at $3.5 million for the third quarter. We currently anticipate that SG&A and R&D will total approximately $51 to $52 million for the fourth quarter of 2014, exclusing transaction costs. We also expect to incur significant future costs associated with completing the pending transaction with Nabors and integrating our combined companies.

The quarter-over-quarter rise in SG&A primarily resulted from higher costs associated with supporting the Company’s scalable growth, including an expanding employee base and continued investments in our ongoing strategic initiatives. However, excluding the previously mentioned Nabors’ transaction costs, we realized a 130 basis-point improvement quarter over quarter and a 270 basis-point improvement year over year in SG&A leverage, with SG&A as a percentage of revenue decreasing to 10.5% for the third quarter of 2014, down from 11.8% for the second quarter of 2014 and 13.2% for the third quarter of 2013. Even as SG&A and R&D costs continue to increase in line with our growth, we currently expect that SG&A as a percentage of revenue will continue to trend downward as we benefit from our greater scale.

Inclusive of both SG&A and R&D, our strategic initiatives contributed approximately $9.9 million of additional costs for the third quarter of 2014, compared to $9.5 million of additional costs for the second quarter. We think it is worth highlighting that excluding these investments in our strategic initiatives, our third quarter Adjusted EBITDA would have been $85 million with 19.3% EBITDA margins.

Now let’s move on to the balance sheet—at the end of the third quarter we had a cash balance of approximately $20.3 million, $306 million in borrowings under our credit facility and $39.9 million in capital lease obligations. Borrowings increased during the third quarter due to a number of factors, including increased capital expenditures for new equipment, higher working capital and costs associated with the pending transaction with Nabors.

Looking at our cash flow statement, we generated $41.0 million of cash from operations during the third quarter of 2014, compared to $20.3 million for the second quarter. This sequential increase was primarily related to the growth in net income as a result of strong activity levels over the third quarter.

Capital expenditures totaled $92.1 million during the third quarter of 2014, with $28.5 million of depreciation and amortization expense. Our third quarter CAPEX primarily consisted of construction costs for new equipment, including a portion of the CAPEX incurred for the 80,000 of incremental hydraulic horsepower that we added during the quarter.

Capital expenditures year-to-date total $235.8 million and our remaining 2014 capital expenditures are expected to range from $45 million to $55 million,

based on current equipment orders. We expect fourth quarter depreciation and amortization to range between $31 to $32 million.

Looking at 2015, we currently expect that much of our capital expenditure plan will be directed to maintenance capex, given the significant asset base that we will acquire upon closing of the pending transaction with Nabors.

Lastly, our effective tax rate came in at 39.5% for the year to date and we anticipate that it will remain at this level for the remainder of the year.

I will now turn the call back to Josh for closing remarks.

Josh Comstock:	Thanks, Randy.

Wrapping up, we are pleased to have produced a third continuous quarter of record revenue and proud of the growth and improvements we delivered across our company. This performance is a result of the hard work and dedication of our employees, and I want to thank all of them for their achievements.

Looking to the remainder of 2014 and into 2015, we are encouraged by current activity levels and excited about the opportunities that lie ahead. Randy mentioned our strong revenue and margins exiting the third quarter, and we have continued to build on that momentum here in the fourth quarter. Although we anticipate the typical seasonal slowdown towards the end of the year, based on current visibility and customer feedback to date, we believe that we will see high activity levels as we move into the new year. We plan to deploy additional wireline, pumpdown and coiled tubing equipment over the remainder of 2014 to further increase our ability to meet growing demand and capitalize on future market improvements.

Thus far, we have not seen a reduction in activity as a result of the recent decline in oil prices. However, knowing that sustained weakness in pricing could lead to a reduction in activity and impact our customers’ capital spending programs, we will continue to monitor activity levels as we remain focused on maximizing equipment utilization, operating efficiently and expanding market share through our core businesses. We have aligned ourselves with customers that we anticipate will have substantial volumes of work in 2015 and we will continue to target work with high efficiency operators. We believe that our ability to quickly and efficiently meet market demand and effectively perform service intensive jobs with superior execution will continue to drive demand for our services. And we believe that the strategic investments that we have made with a focus on lowering our cost base and improving our operational capabilities will lead to improved profitability over the long term. We are confident in our strategy and we will continue to focus on growing our business and increasing our market share through the expansion of our service offering, customer base and geographic footprint.

With that, operator, we would like to open the call for questions

Operator:	At this time I would like to remind everyone if you would like to ask a question please press star then the number one on your telephone keypad.

Our first question comes from the line of John Daniel with Simmons and Company

John Daniel:	Thanks guys. Great quarter, by the way. Josh, in the past you guys have been able to demonstrate and quantify the efficiencies that you’ve achieved back in the day – it was very evident in the Eagle Ford and Haynesville how good a job you’re doing.

Now that the Permian is a much bigger operation for you, where are you today there on average stages per day? How do you believe you’re doing relative to peers? And do you envision an opportunity to drive more efficiency in the Permian and if so what will drive it?

Josh Comstock:	John, I will let Don talk about it.

Don Gawick:

Hi Doug, this is Don Gawick. In West Texas, we’re actually continuing to gain very significant market share position in all three of the main core product lines as well as recently getting in on the directional drilling side.

What respect to pumping specifically it depends on whether or not you are in the vertical market which is still continuing to be a big part of the West Texas activity that horizontals there are approaching about half of the wells being drilled.

So it’s continuing to rise. In the vertical side obviously you can get a lot more stages off and horizontal it’s not unusual for us to be pumping five or six stages per day. We recently added to fleets in West Texas as a result of customer demand and so we rolled out a fleet in early July and another fleet in September.

Both targeting West Texas and the tremendous increase in market share and demand for our services that we’ve seen there.

John Daniel:	OK. Thanks. I will do one more and I’ll get back into the queue. Randy, your top line growth again has been really impressive. As you look at Q4 it got the seasonal factors which you noted which also have the full quarter impact of the 40,000 horsepower that came in September. As well as the price improvements. Just giving those dynamics can you bracket for us if you will a revenue possibility for the quarter?

Randy McMullen:	Sure. As I mentioned we exited the quarter with a lot of momentum and that has obviously continued through October. We’re currently running above third-quarter levels for both revenue and margins. However we are expecting a seasonal slow down to impact those sequential increases.

As it relates to the margins I think at a minimum, we expect those to stay consistent with the third-quarter levels. Even given the seasonal slowdown. And as relates to the top line, we won’t see the type of sequential increase that we’ve seen over the last few quarters but we do expect it to be slightly up.

John Daniel:	OK thanks guys great quarter.

Josh Comstock:	Thanks

Operator:	Our next question comes from the line of Brad Handler with Jefferies

Brad Handler:	Thanks, good morning guys. I guess I will ask that question I feel like I started to ask more regularly. Can you break out the EBITDA by product line?

Randy McMullen:	Sure Brad. It’s Randy. Stimulation and well intervention was $50.9 million. Wireline services was $39.7 million. Equipment manufacturing was $13.1 million. Corporate and other elimination’s is minus 28.6.

Brad Handler:	Great thank you. That will allow me to process that. Without punching something in we can speak to a little bit more, so it does seem, unless my eyes are going to deceive me, it does seem like you’ve made some pretty strong progress on the fracturing margins side. Can you speak to what the most dramatic contributors to that was it increment flow through? Distribution, sand related costs be it on the procurement side or the distribution side? If you could speak to some of those contributor’s please.

Randy McMullen:	It’s a combination of utilization and recovery on the sand and input costs and logistics around it. We do a pretty hard as he said last quarter with increases there in the second quarter and we did a better job in the third quarter of getting those costs along to our customers.

Brad Handler:	Were the cost themselves lowered or was it simply a function of recovery and is there an opportunity to actually lower-cost via distribution efficiencies or what have you?

Josh Comstock:	It was not a function of lower costs. It was a function of recovery.

And as we move forward in the fourth quarter, the better that we do of managing our logistics there’s opportunities there to lower the cost.

Brad Handler:	OK. Maybe just one quick one for me before I hop off.

With new increment you expect to deploy in 4Q? I know it’s not on the fracking side but new units and wireline or coil asked

Don Gawick:	This is Don Gawick.

We’ll be deploying several coiled tubing units and if you of the busiest basins and will also be deploying some wireline equipment mostly in the pumpdown service area and again those tend to be an our busiest basins which continue to be a South Texas West Texas and North Dakota principle area.

Brad Handler:	All right I will turn it back. Thanks guys

Operator:	Our next question come from the line of Robin Shoemaker with KeyBanc Capital Markets

Robin Shoemaker:	Thank you. Josh and Randy, great quarter. I just wanted to ask you about the improvement you are showing in average revenue per hydraulic horsepower which was up nicely in the quarter. And I attribute that principally, the progress you’ve made there since the first quarter, and the improvement in margins attributed almost entirely based on what you’re saying to better asset utilization.

So my question is at the point where the asset utilization improvement is going to be much more moderate going forward? And further improvement in revenue per horsepower or margin is going to be have to be pricing driven?

Josh Comstock:	Well as far as the revenue per horsepower and utilization, we cost we believe there is room for improvement.

We feel R&D efforts are definitely are working on extending the life of equipment and we can have seen that and so essentially the less maintenance in the field we have to do because of extended life the more efficiency we get out of the equipment.

So we believe there’s gains to be had there. And we’re starting to see the result of that the utilization is continue to go up. And then the continuous to drive that revenue for horsepower up there’s going to have to be an intensity change and continue to increase on these wells plus price.

Robin Shoemaker:	OK. And is the pricing – the pure pricing are there opportunities for that? Is there a basin by basin type of consideration at this juncture?

Josh Comstock:	It’s definitely basin by basin I would say West Texas would have the most leverage but it’s also customer driven and it’s customer by customer obviously the customers feel that we can be the most efficient with we can – they typically get a lower price than the customers that are less efficient.

So it’s definitely customer driven as much as it is basin driven.

Robin Shoemaker:	OK. Finally been in your comments you mentioned you were taking some action to get ahead of some cost increases. Are you referring to frac sand there or raw materials? What are you referring to and how to get ahead of cost increases?

Randy McMullen:	Well it’s frac sand it’s logistics, it’s chemicals, it’s all of it. All of the (end costs) but during the year I think the entire industry has talked about the followings around sand logistics and not so much being sand cost. I think you’ve seen that in some of the recent announcements by sand companies that there quarter over quarter revenues, the cost per ton has not changed much. It’s not so much sand cost as it is logistics costs and we’ve got behind in the second quarter.

Those logistics happen in real time and when you get behind and not recover those costs from the customer, we have put into place steps and processes to make sure that we stay ahead of that going forward.

That said we’re also you know – the fact that we’re scalable and with the spending transaction it’s maybe going to be much longer we can make larger commitments to certain providers which is allowing us to keep our costs down and stay ahead of that too.

Robin Shoemaker:	OK. Great appreciate it. Thank you.

Operator:	Our next question come from the line of Brandon Dobell with William Blair.

Brandon Dobell:	Thanks. Good morning, guys.

Josh Comstock:	Good morning

Brandon Dobell:	A quick one on the fleets that you delivered in Q3 and the expected deliveries in the wireline and coil tubing in Q4. Are those being set up for jobs with new or existing customers ask I would think about I guess a same customer growth opportunity from those equipment’s.

Randy McMullen:	In general we’re adding those various pieces of increment in the markets and with customers that we’re really gaining market share. So it typically a number of customers that are looking to use our services and we generally have delivered and put them to work immediately with an expanding customer base.

And that continues to be a backlog for us quite frankly. We have tremendous demands in those areas for the services with new customers. So our sales team is been doing a great job of building share quite rightly across all three of the core product lines.

Brandon Dobell:	So I guess implied in that it’s would imagine the utilization in coil tubing and wireline increment continues to improve. Is there a lot of room left there?

I guess a follow up on a related question would be how do you guys think about the transition now with the Nabors assets how much planning can you do in advance of the combination in order to talk to customers and look at future jobs with assets that which are going to be getting with the Nabors deal?

Josh Comstock:	As far as the room for improvement I will stick with the comments I said earlier. We think there is room for improvement on utilization and the one thing that we see is the more often we get our wireline out with our frac services we have the best of both services out there we get more stages per day and so each service is really helping each other in that regard.

And helping increase utilization. We are starting to see that more often than not where you’ll see case hold services and C&J energy frac services all in the same location.

What was the second part of your question on, sorry?

Brandon Dobell:	Just trying to think about, given utilization of those assets in the strength you’re seeing there, how much can you talk with existing or I guess new customers prospectively about the current that will be coming over with the Nabors transaction and trying to plan forward for what you can do for the customers with all of the assets that will be coming over with Nabors.

Josh Comstock:	We’re talking to our customers about it. It’s obviously no secret in the industry that the transaction is happening. So folks are aware of what (we’re getting). We’ve seen that Nabors completion results for this quarter. Those results were up in much better job deploying those assets as well.

Where we think we’ll be externally beneficial to them is getting the effective utilization up and we’re having discussions with our customers and I’m sure they’re having those discussions with their current customers. The interesting thing about the Nabors transaction and one of the many interesting things is there is absolutely no customer overlap.

Brandon Dobell:	OK.

And then final one for me, in the Randy if you think about the dollars spent this year on R&D efforts for new products and services, had you dollars that you guys expect spent in team relative those dollars this year?

Randy McMullen:	Expectation is you’ve seen those initiative costs continue to tick up throughout the year.

And really beginning in the latter part of the fourth quarter and really taking off and getting into ‘15 you’re going to start to see those numbers tick down as we net the benefits of all of those investments. Whether it’s some of the proprietary products that we’re putting out where we’re going to lower our cost base and hopefully improve our utilization. You’ll start to see that tick down pretty aggressively in ‘15 to the point where we actually expect to have sort of a net zero effect of those costs meaning that the costs, the SG&A and R&D cost will still be there but the benefits that we’re getting across the various pipelines will offset those costs.

And as we move into 2016 will start to really generate returns on those investments.

Brandon Dobell:	Got it. All right thanks guys.

Operator:	Our next question come from the line of John Daniel with Simmons and company

John Daniel:	Hey guys, thank for putting me back in. Quick one for you Randy, in light of the pullback in the share price I’m just done back of the envelope math but is it is reasonable that you might not book any goodwill with this transaction if things stay exactly as they are.

Randy McMullen:	We will book some John.

We’re going to have some goodwill but it’s obviously with the share price coming down is going to be much less than what was previously reported in the original S-4.

John Daniel:	OK. Go Ahead.

Randy McMullen:	I was going to say in the next amendment we post we’ll be a revised purchase price based on the latest stock price and the new goodwill will be reflected in that table.

John Daniel:	OK I appreciate that. On the perforating guns which you’re now starting to build do you envision taking the next step and manufacturing perforating charges as well?

Randy McMullen:	At this stage we’re really looking at the perforating gun carriers and the internal hardware that we used to hold the explosives themselves. There is no plan at this point to actually go into the explosives portion.

John Daniel:	OK. Are there any of the contracts that you are signing now on the frac side, are they performance-based? Such that if you guys deliver more efficiencies you get better pricing potentially, regardless of market conditions?

Josh Comstock:	There is not – I would say the contracts don’t have performance based pricing as far as if you get to this point you’re going to get this pricing.

However to your point I think customers realize that we are more efficient and efficiency is worth the value and I think that also represents why we generate so much revenue compared to the rest of the market.

John Daniel:	All right that’s all I got. Thanks again for putting me back in.

Operator:	Our next question come from the line of Brad Handler with Jefferies

Brad Handler:	Thanks again. Randy, you spoke to CapEx in saying it would be maintenance CapEx. I guess I’m wondering if you could put a number or range for us around that, presumably incorporating the Nabors CPS business too. What do you think your CapEx is roughly in ‘15?

Randy McMullen:	Combined the two businesses with a little bit of growth CapEx that some of its carryover and already committed to in the maintenance we’re estimating about $350 million for 2015.

Brad Handler:	OK, thank you. Appreciate that. As it relates to Nabors is it a done deal now that we will be the you will be consolidating the Nabors business on your genome new reporting as equity income stream?

Randy McMullen:	Yes that’s correct.

Male:	(Inaudible).

Brad Handler:	Sure, I’m sorry. But I think there was some an ambiguity not so long ago about that, right? OK, cool.

And I guess. Could you speak to – what you’re seeing now in the production services side of Nabors business was your perception of the situation as it relates to them and their customers?

And your perceptions of what you may be able to – early perceptions about what you maybe able to do in that segment?

Josh Comstock:	That business has always been fairly steady for them, it has had it’s ups and downs.

They have quarters where they have huge problems and we saw that recently. We – as with the rest of the business we’re excited about getting our hands on the production services, and we think that management team that’s coming with that business knows how to grow it.

And we’re going to invest in them and I think a lot of it is just culture and C&J we push to be the best in our services and that business we’re going to push it as well and so I think we can definitely increase the results that you’re currently seeing out of that business.

The other exciting part about the connection services business for us now is that these oil prices it they were to hang in where they are currently and we were to see drilling slow we think that would definitely see work over increase and increase substantially.

There’s a lot of work over that needs to be done and so from the diversification’s standpoint a little bit of protection is a downside we think getting through that Nabors transaction.

Brad Handler:	Interesting color. Thanks guys.

Operator:	As a reminder if you would like to ask a question please press star then the number one on your telephone keypad.

Our next question come from the line of (Ol Splorer) with Morgan Stanley

(Ol Splorer):	That’s for taking my question and congrats with some solid operations.

Josh Comstock:	Thanks

(Ol Splorer):	A lot of the debate right now clearly in the face of rather uncertain outlook for 2015. I don’t think any of us really know what’s going to happen next year.

But you are levering up the company quite a bit and taking on asset of underperforming assets. You’ve done a good job in exciting partly what you can do to the Nabors business in order to prove the cash flow which is ultimately the key to count you will fair in a more uncertain 2015.

But is there anything else you could say about this? There’s no customer overlap you have some opportunities as I understand correctly to use your wireline and other businesses to enhance the performance of the Nabors business but almost any metric you look at there’s a very big discrepancy between your returns and their returns.

Anything else you could say to give us comfort that you can take the Nabors business and gradually migrate it towards your own return metrics today? For example on the business that you’re acquiring is agreement is it compatible with what you have? With the new generation frac equipment coming out now, do you feel comfortable that you have the right type equipment?

Josh Comstock:	Yes on the equipment side I would say that there is not a lot of difference between equipment out there across the group. There is only a few manufacturers for the majority of the equipment that is on a product location is (pumped). So there’s not a lot of difference there.

The difference is how you utilize the increment in the things you do to protect the increment. Those are modifications that we can make on Nabors equipment that will extend the life which allows us to pump more stages per day as we do at C&J. We see the same delta that you see and frankly we see that as all upside for us.

There’s a lot of room for improvement and we get questioned often about your so effective and so efficient, we have much utilization increase capability with our current assets. Well, then we also get the other half of the question which is, how can you get Nabors assets working up to the utilization level of your current assets?

We know how to do it from the utilization standpoint, it is a combination of the way you approach the work, of the way you extend the life of the equipment and the customers that you target and making sure that you target those customers that have the type of work that keep you working effectively and efficiently.

At the same time with think that we done a better job because on focusing on costs, because completions are out core service, especially in the fracturing division. But our core services are completions and we’ve been able to focus on cost we services is drilling.

And so from a performance perspective we think there’s a lot of upside on the cost reductions side as well.

(Ol Splorer):	There’s no question that the completions business maybe was a little bit of a stepchild over at Nabors. But if you looking for – it appears are doing a very good job on getting ahead of the sand challenge just on the logistics side.

I don’t get the secret that Nabors is pretty much of the other end of that scale. Is there anything you can do there with your logistics skills to improve their position or does a lack of overlap graphically make that difficult?

Josh Comstock:	We fully expect to use our logistics and our purchasing capabilities within the Nabors assets and we think that’s – without holding me to it – I would say that’s a day one thing that we can instantly do.

(Ol Splorer):	OK. Thanks a lot for taking my questions.

Operator:	Thank you. That concludes our question-and-answer period. I would now like to turn call back over to Josh Comstock for closing remarks.

Josh Comstock:	We appreciate everyone joining us for today’s call. Have a great holiday season and will talk to after the end of the year. Thank you.

Operator:	Thank you. That concludes today’s third quarter 2014 C & J energy services earnings conference call. You may now disconnect your lines at this time. Have a wonderful day.

END